UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

eWellness Healthcare Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

470463100

(CUSIP Number)

Laura E. Anthony, Esquire

330 Clematis Street, Suite 217

West Palm Beach, FL 33401

(561) 514-0936

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 21, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Summit Capital USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power

		1,240,669
Number of	8.	Shared Voting Power
Shares
Beneficially		0
Owned by	9.	Sole Dispositive Power
Each Reporting
Person With		1,240,669
	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,240,669
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

6.83% (1)
14.	Type of Reporting Person (See Instructions)

CO

(1) This percentage is calculated based on 18,170,538 shares of Common Stock outstanding as of January 19, 2016, as confirmed by the transfer agent of the Issuer.

AMENDMENT NO. 1 TO SCHEDULE 13D

This statement on Schedule 13D (originally filed with the Securities and Exchange Commission on May 6, 2014) is hereby amended solely to reflect a decrease in the ownership (1,505,000 shares to 1,240,669 shares) of and percentage (9.9% to 6.83%) of Common Stock that are beneficially owned by Summit.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value (“Common Stock”), of eWellness Healthcare Corporation, a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 11825 Major Street, Culver City, California 90230.

Item 2. Identity and Background.

(a)	Summit Capital USA, Inc. (“Summit”)

(b)	Business Address: 605 West Knox Road, #202, Tempe, Arizona 85284-3804

(c)	Summit’s principal business is merchant banking and strategic business advisory services

(d)	Criminal Proceedings: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration.

Since the filing of the statement on Schedule 13D on May 6, 2014, Summit sold an aggregate of 197,665 shares of Common Stock while not acquiring any additional shares of Common Stock after giving effect to a rescission of the sale of 33,333 shares of Common Stock on December 28, 2015. This Amendment No. 1 to Schedule 13D hereby reflects a decrease in the ownership (1,505,000 shares to 1,240,669 shares) of and percentage (9.9% to 6.83%) of Common Stock that are beneficially owned by Summit.

Item 4. Purpose of Transaction.

Summit holds the Issuer’s securities for investment purposes. Summit intends to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of common stock.

Summit does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of January 21, 2016, Summit beneficially owns 1,240,669 shares of Common Stock, representing approximately 6.83% of the outstanding shares of Common Stock. The foregoing percentage is calculated based on 18,170,538 shares of Common Stock outstanding as of January 19, 2016, as confirmed by the transfer agent of the Issuer.

(b) The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. Summit has sole voting power and sole dispositive power over the shares of Common Stock, and does not have shared voting power or shared dispositive power over any shares of Common Stock.

(c) Since the filing of the statement on Schedule 13D on May 6, 2014, Summit effected the sales of Common Stock listed below through private sales transactions through the date of this filing.

Date Sold	No. of Shares Sold		Price per Share
May 19, 2014	133,333	(1)	$0.60
May 30, 2014	41,666		$0.60
July 7, 2014	6,666		$0.60
July 8, 2014	10,000		$0.60
July 8, 2014	6,666		$0.60
July 11, 2014	6,667		$0.60
August 1, 2014	6,000		$0.001
August 14, 2014	6,667		$0.60
September 24, 2014	13,333		$0.60

(1) The sale of 33,333 of these 133,333 shares was rescinded by way of agreement on December 28, 2015.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 herein is incorporated herein by reference. Summit: (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not a party to an agreement in which it shall receive additional securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2016

By:	/s/ Gregg C.E. Johnson
Name/Title: Gregg C.E. Johnson, CEO
Summit Capital USA, Inc.